UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. ___)*

Hemisphere Media Group, Inc.
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

42365Q103
(CUSIP Number)

Mark J. Coleman
InterMedia Partners, L.P.
405 Lexington Avenue, 48th Floor
New York, NY 10174
(212) 503-2850
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 4, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42365Q103	SCHEDULE 13D	Page 2 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON InterMedia Partners VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 27,335,449(1) (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 27,335,449(1) (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,335,449(1) (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71.3% (2)
14	TYPE OF REPORTING PERSON PN

(1)
Includes 26,402,043 shares of Issuer’s Class B common stock, convertible at any time at the option of the holder thereof, into an equal number of fully paid and non-assessable shares of Issuer’s Class A common stock and 1,866,812 warrants exercisable at any time at the option of the holder thereof into 933,406 shares of Issuer’s Class A common stock.

(2)
Based on 10,991,100 shares of Issuer’s Class A common stock issued and outstanding following the completion of a corporate transaction, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on April 10, 2013 and including the shares held by InterMedia Partners VII, L.P. as described in note 1.

CUSIP No. 42365Q103	SCHEDULE 13D	Page 3 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON InterMedia Cine Latino, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,180,627(1) (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,180,627(1) (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,180,627(1) (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.0% (2)
14	TYPE OF REPORTING PERSON CO

(1)
Includes 5,969,581 shares of Issuer’s Class B common stock, convertible at any time at the option of the holder thereof, into an equal number of fully paid and non-assessable shares of Issuer’s Class A common stock and 422,092 warrants exercisable at any time at the option of the holder thereof into 211,046 shares of Issuer’s Class A common stock.

(2)
Based on 10,991,100 shares of Issuer’s Class A common stock issued and outstanding following the completion of a corporate transaction, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on April 10, 2013 and including the shares held by InterMedia Cine Latino, LLC as described in note 1.

CUSIP No. 42365Q103	SCHEDULE 13D	Page 4 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON InterMedia Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 27,335,449(1) (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 27,335,449(1) (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,335,449(1) (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71.3% (2)
14	TYPE OF REPORTING PERSON PN

(1)
Includes 26,402,043 shares of Issuer’s Class B common stock, convertible at any time at the option of the holder thereof, into an equal number of fully paid and non-assessable shares of Issuer’s Class A common stock and 1,866,812 warrants exercisable at any time at the option of the holder thereof into 933,406 shares of Issuer’s Class A common stock.

(2)
Based on 10,991,100 shares of Issuer’s Class A common stock issued and outstanding following the completion of a corporate transaction, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on April 10, 2013 and including the shares held by InterMedia Partners, L.P. as described in note 1.

CUSIP No. 42365Q103	SCHEDULE 13D	Page 5 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Leo Hindery, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 27,335,449(1) (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 27,335,449(1) (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,335,449(1) (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71.3% (2)
14	TYPE OF REPORTING PERSON IN

(1)
Includes 26,402,043 shares of Issuer’s Class B common stock, convertible at any time at the option of the holder thereof, into an equal number of fully paid and non-assessable shares of Issuer’s Class A common stock and 1,866,812 warrants exercisable at any time at the option of the holder thereof into 933,406 shares of Issuer’s Class A common stock.

(2)
Based on 10,991,100 shares of Issuer’s Class A common stock issued and outstanding following the completion of a corporate transaction, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on April 10, 2013 and including the shares held by Leo Hindery, Jr. as described in note 1.

CUSIP No. 42365Q103	SCHEDULE 13D	Page 6 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Peter M. Kern
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 27,335,449(1) (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 27,335,449(1) (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,335,449(1) (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71.3% (2)
14	TYPE OF REPORTING PERSON IN

(1)
Includes 26,402,043 shares of Issuer’s Class B common stock, convertible at any time at the option of the holder thereof, into an equal number of fully paid and non-assessable shares of Issuer’s Class A common stock and 1,866,812 warrants exercisable at any time at the option of the holder thereof into 933,406 shares of Issuer’s Class A common stock.

(2)
Based on 10,991,100 shares of Issuer’s Class A common stock issued and outstanding following the completion of a corporate transaction, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on April 10, 2013 and including the shares held by Peter M. Kern as described in note 1.

CUSIP No. 42365Q103	SCHEDULE 13D	Page 7 of 15

Item 1.    Security and Issuer.

This schedule 13D is being filed by the undersigned with respect to the shares of Class A common stock, $0.0001 par value per share (the “Class A common stock”) of Hemisphere Media Group, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 2000 Ponce de Leon Boulevard, Suite 500, Coral Gables, FL 33134.

Item 2.    Identity and Background.

(a)          This Schedule 13D is being filed on behalf of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(i)	InterMedia Cine Latino, LLC, a Delaware limited liability company (“IM Cine Latino”),

(ii)	InterMedia Partners VII, L.P., a Delaware limited partnership (“IM VII”), the sole member of InterMedia Cine Latino;

(iii)	InterMedia Partners, L.P., a Delaware limited partnership (“IM Partners”), the general partner of IM VII;

(iv)	Leo Hindery, Jr., a manager of IM Partners; and

(v)	Peter M. Kern, a manager of IM Partners.

(b)          The principal business address for each of the Reporting Persons is c/o InterMedia Partners, L.P.  405 Lexington Avenue, 48th Floor New York, NY 10174.

(c)          IM Cine Latino was formed in order to engage in the acquiring, holding and disposing of investments in various companies.  IM VII is the sole member of IM Cine Latino and was formed in order to engage in the acquiring, holding and disposing of investments in various companies.  IM Partners is the general partner of IM VII and was formed in order to engage in the acquiring, holding and disposing of investments in various companies. Leo Hindery, Jr. is a manager of IM Partners who may be deemed to share the power to direct the voting and disposition of the Issuer’s Class A common stock beneficially owned by the Reporting Persons.  Peter M. Kern is a manager of IM Partners who may be deemed to share the power to direct the voting and disposition of the Issuer’s Class A common stock beneficially owned by

CUSIP No. 42365Q103	SCHEDULE 13D	Page 8 of 15

the Reporting Persons.  Accordingly, pursuant to the regulations promulgated under Section 13(d) of the Securities Exchange Act of 1934, IM VII, Leo Hindery, Jr. and Peter M. Kern may each be deemed to be a beneficial owner of the Issuer’s Class A common stock held for the accounts of IM Cine Latino and IM VII.

(d)          None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)          Each of IM VII and IM Partners is a Delaware limited partnership.  IM Cine Latino is a Delaware limited liability company.   Leo Hindery, Jr. and Peter M. Kern are United States citizens.

Item 3.    Source and Amount of Funds or Other Consideration.

 On April 4, 2013, pursuant to the terms of that certain Agreement and Plan of Merger, dated as of January 22, 2013, by and among the Issuer, Hemisphere Merger Sub I, LLC, a Delaware limited liability company (“WAPA Merger Sub”), Hemisphere Merger Sub II, Inc., a Delaware corporation (“Azteca Merger Sub”), Hemisphere Merger Sub III, Inc., a Delaware corporation (“Cine Merger Sub”), Azteca Acquisition Corporation, a Delaware corporation (“Azteca”), InterMedia Español Holdings, LLC, a Delaware limited liability corporation (“WAPA”) and Cine Latino, Inc., a Delaware corporation (“Cinelatino”) (the “Merger Agreement”), providing for the merger of Azteca Merger Sub with and into Azteca, the merger of WAPA Merger Sub with and into WAPA and the merger of Cine Merger Sub with and into Cinelatino (collectively, the “Transaction”),  (i) IM VII’s ownership interest in WAPA was converted into 20,432,462 shares of Issuer’s Class B common stock, par value $0.0001 per share (“Class B common stock”) and (ii) IM Cine Latino’s ownership interest in Cinelatino was converted into 5,969,581 shares of Issuer’s Class B common stock.

Pursuant to the Equity Restructuring and Warrant Purchase Agreement, dated as of January 22, 2013, by and among Azteca, Issuer,  Azteca Acquisition Holdings, LLC, a Delaware limited liability, Clive Fleissig, Juan Pablo Alban, John Engelman, Alfredo E. Ayub, Brener International Group, LLC, a

CUSIP No. 42365Q103	SCHEDULE 13D	Page 9 of 15

Delaware limited liability company, IM VII, IM Cine Latino, Cinema Aeropuerto, S.A. de C.V., a Mexican sociedad anónima de capital variable and James M. McNamara (the “Equity Restructuring Agreement”), (i) IM VII purchased from the Issuer 1,444,720 warrants to purchase 722,360 shares of Issuer’s Class A common stock for $722,360 and (ii) IM Cine Latino purchased from the Issuer 422,092 warrants to purchase 211,046 shares of Issuer’s Class A common stock for $211,046.

The references to and descriptions of the Merger Agreement and Equity Restructuring Agreement set forth above in this Item 3 are not intended to be complete and are qualified in their entirety by reference to the full text of each such document, included as Exhibits 2.1 and 4.4 to the Issuer’s Registration Statement on Form S-4, filed January 25, 2013, and are incorporated herein by reference.

No borrowed funds were used to purchase or acquire the Class A common stock reported herein.

Item 4.    Purpose of Transaction.

The information set forth in Item 3 is hereby incorporated by reference into this Item 4, as applicable.

Each Reporting Person expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including whether various strategic transactions have occurred or may occur,  the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities.  Accordingly, each Reporting Person reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate.  In particular, each Reporting Person may at any time and from time to time, (i) in the open market, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer, including acquisitions from affiliates of the Reporting Persons; (ii) dispose of or transfer all or a portion of the securities of the Issuer that the Reporting Persons now own or may hereafter acquire, including sales pursuant to the terms of the Registration Rights Agreement described in Item 6 hereto, to any person or entity, including dispositions to affiliates of the Reporting Persons; (iii) enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities; (iv) cause or seek to cause the Issuer or any of its subsidiaries to acquire all or a portion of another person's assets or business, including acquisitions from affiliates of the Reporting Persons; (v) cause or seek to cause the Issuer or any of its subsidiaries to enter into one or more acquisitions, business combinations or

CUSIP No. 42365Q103	SCHEDULE 13D	Page 10 of 15

mergers or to sell, transfer or otherwise dispose of all or any portion of its assets or business to any person or entity, including acquisitions, business combinations, mergers, sales, transfers and other dispositions with or to affiliates of the Reporting Persons; (vi) restructure the Issuer’s or any of its subsidiaries’ capitalization, indebtedness or holding company arrangements; (vii) make personnel changes to the present management of the Issuer deemed necessary or desirable; (viii) change the identity of the directors of the Issuer; (ix) make or propose any other material change in the Issuer’s or any of its subsidiaries’ corporate structure or business; or (x) engage in communications with one or more stockholders or officers or directors of the Issuer and other persons regarding any of the matters described in clauses (i) through (ix) above.  As a result, the Reporting Persons may take positions with respect to and seek to have the directors influence the decision of the Board regarding the matters discussed above.  Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein.

Item 5.    Interest in Securities of the Issuer.

Reference to percentage ownerships of Class A common stock in this Schedule 13D are based on 10,991,100 shares of Issuer’s Class A common stock issued and outstanding following the consummation of the Transaction, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on April 10, 2013,  5,969,581 shares of Class B common stock held by IM Cine Latino, 20,432,462 shares of Class B common stock held by IM VII,  422,092 warrants to purchase 211,046 shares of Class A common stock held by IM Cine Latino and 1,444,720 warrants to purchase 722,360 shares of Class A common stock held by IM VII.

Shares of Issuer’s Class B common stock are convertible in whole or in part at any time at the option of the holder or holders thereof, into an equal number of fully paid and non-assessable shares of Class A common stock.  The Issuer’s Class A common stock and Class B common stock have equal rights, except that holders of shares of Class A common stock are entitled to one vote for each such share and the holders of shares of Issuer’s Class B common stock are entitled to ten votes for each such share on each matter properly submitted to the stockholder on which the holders of the Issuer’s common stock are entitled to vote.

CUSIP No. 42365Q103	SCHEDULE 13D	Page 11 of 15

(a)	(i) As of the date hereof, IM Cine Latino may be deemed to be the beneficial owner of 6,180,627 shares of Class A common stock, constituting 36.0% of the Class A common stock of the Issuer.

(ii) As of the date hereof, each of IM VII, IM Partners, Leo Hindery, Jr. and Peter M. Kern may be deemed to be the beneficial owner of 27,335,449 shares of Class A common stock, constituting 71.3% of the Class A common stock of the Issuer.

(b)
(i) IM Cine Latino may be deemed to have sole power may be deemed to have sole power to vote or direct the vote of 0 shares of Class A common stock; have the shared power to vote or direct the vote of 6,180,627 shares of Class A common stock; have the sole power to dispose or direct the disposition of 0 shares of Class A common stock; and have shared power to dispose or direct the disposition of 6,180,627 shares of Class A common stock.

(ii) IM VII may be deemed to have sole power to vote or direct the vote of 0 shares of Class A common stock; have the shared power to vote or direct the vote of 27,335,449 shares of Class A common stock; have the sole power to dispose or direct the disposition of 0 shares of Class A common stock; and have shared power to dispose or direct the disposition of 27,335,449 shares of Class A common stock.

 (iii)  By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Schedule 13D, each of IM Partners, Leo Hindery, Jr. and Peter M. Kern may be deemed to share the power to direct the voting and disposition of the 27,335,449 shares of Class A common stock beneficially owned by the Reporting Persons. Each of IM Partners, Leo Hindery, Jr. and Peter M. Kern disclaims beneficial ownership of the shares of Class A common stock beneficially owned by the Reporting Persons, except to the extent of its or his pecuniary interest therein.

(c)	The information set forth in Items 3 and 4 above is hereby incorporated by reference into this Item 5(c), as applicable.

(d)
The limited partners of IM VII have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Class A common stock beneficially held for the account of IM VII in accordance with their ownership interests in IM VII.  The

CUSIP No. 42365Q103	SCHEDULE 13D	Page 12 of 15

following investors have rights associated with more than five percent of the Issuer’s Class A common stock based upon their ownership interest in IM VII: the New Jersey Common Pension Fund E, the New York State Common Retirement Fund, Capital Link Fund I, LLC and IM Partners.

(e)           Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Registration Rights Agreement

On January 22, 2013, certain stockholders of WAPA, Cine and Azteca, including IM VII and IM Cine Latino, entered into a registration rights agreement (the “Registration Rights Agreement”) with the Issuer whereby the Issuer agreed to provide certain registration rights to such persons and their eligible transferees.  If requested properly under the terms of the Registration Rights Agreement, certain of these stockholders have the right to require Issuer to register the offer and sale of all or some of the Class A common stock (including upon conversion of their Class B common stock and warrants) under the Securities Act of 1933, as amended, in certain circumstances and also have the right to include those shares in a registration initiated by Issuer. The Registration Rights Agreement contains other customary terms and conditions, including provisions regarding payment of registration expenses and indemnification.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the agreement, included as Exhibit 10.2 to Amendment No. 2 to the Issuer’s Registration Statement on Form S-4, filed on March 11, 2013, and is incorporated herein by reference.

Lock-Up Agreement

On January 22, 2013, certain holders of ownership interests in WAPA, Cine and Azteca, including IM VII and IM Cine Latino, entered into a lock-up agreement (the “Lock-Up Agreement”) with the Issuer.  Under the Lock-up Agreement, the investors subject to the Lock-up Agreement and their permitted transferees may not transfer (i) all or any portion of their shares of Class A common stock and Class B common stock (including any shares of Hemisphere Class A common stock that may be received upon exercise of warrants) for a period of one year following the consummation of the Transaction, subject to certain exceptions and (ii) any warrants for a period of 30 days following the consummation of the Transaction.

CUSIP No. 42365Q103	SCHEDULE 13D	Page 13 of 15

The foregoing description of the Lock-Up Agreement is qualified in its entirety by reference to the full text of the agreement, included as Exhibit 4.5 to Amendment No. 2 to the Issuer’s Registration Statement on Form S-4, filed on March 11, 2013, and is incorporated herein by reference.

Joint Filing Agreement

On April 15, 2013, each of the Reporting Persons entered into an agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached as an exhibit hereto and is incorporated herein by reference.

Item 7.    Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement dated as of April 15, 2013, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2:
Merger Agreement, dated as of January 22, 2013, by and among Azteca Acquisition Corporation, Hemisphere Media Group, Inc., InterMedia Español Holdings, LLC, Cine Latino, Inc., Hemisphere Merger Sub I, LLC, Hemisphere Merger Sub II, Inc. and Hemisphere Merger Sub III, Inc. (incorporated by reference to Exhibit 2.1 to Hemisphere Media Group, Inc.’s Registration Statement on Form S-4 filed on January 25, 2013).

Exhibit 3:
Equity Restructuring and Warrant Purchase Agreement, dated as of January 22, 2013, by and among Azteca Acquisition Corporation, Hemisphere Media Group, Inc., Azteca Acquisition Holdings, LLC, Brener International Group, LLC, InterMedia Partners VII, L.P., InterMedia Cine Latino, LLC, Cinema Aeropuerto, S.A. de C.V. and the other parties identified therein (incorporated by reference to Exhibit 10.2 to Azteca Acquisition Corporation's Current Report on Form 8-K filed with the Commission on January 23, 2013).

Exhibit 4:
Registration Rights Agreement by and among Hemisphere Media Group, Inc. and the parties identified therein, dated January 22, 2013 (incorporated by reference to Exhibit 10.2 to Hemisphere Media Group, Inc.’s Registration Statement on Form S-4 filed on March 11, 2013).

Exhibit 5:
Lock-Up Agreement, dated as of January 22, 2013, by and among InterMedia Español Holdings, LLC, Cine Latino, Inc. and the parties identified as "IM Investor", "Cine Investors" and "Azteca Investors" therein (incorporated by reference to Exhibit 10.2 to Hemisphere Media Group, Inc.’s Registration Statement on Form S-4 filed on March 11, 2013).

CUSIP No. 42365Q103	SCHEDULE 13D	Page 14 of 15

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    April 15, 2013

INTERMEDIA CINE LATINO, LLC

By: InterMedia Partners VII, L.P.
Sole Member

By: InterMedia Partners, L.P.
General Partner

By:	/s/ PETER M. KERN
	Name:	Peter M. Kern
	Title:	Managing Partner

INTERMEDIA PARTNERS VII, L.P.

By: InterMedia Partners, L.P.
General Partner

By:	/s/ PETER M. KERN
	Name:	Peter M. Kern
	Title:	Managing Partner

INTERMEDIA PARTNERS, L.P.

By:	/s/ PETER M. KERN
	Name:	Peter M. Kern
	Title:	Managing Partner

LEO HINDERY, JR.

By:	/s/ LEO HINDERY, JR.
	Name:	Leo Hindery, Jr.

PETER M. KERN

By:	/s/ PETER M. KERN
	Name:	Peter M. Kern

Attention.  Intentional  misstatements  or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. 42365Q103	SCHEDULE 13D	Page 15 of 15

EXHIBIT 1

JOINT FILING AGREEMENT

Each of the undersigned hereby acknowledges and agrees, in compliance with the provisions of Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, that the Schedule 13D to which this Agreement is attached as an Exhibit (the “Schedule 13D”), and any amendments thereto, will be filed with the Securities and Exchange Commission jointly on behalf of the undersigned.  This Agreement may be executed in one or more counterparts.

Date:    April 15, 2013

INTERMEDIA CINE LATINO, LLC

By: InterMedia Partners VII, L.P.
Sole Member

By: InterMedia Partners, L.P.
General Partner

By:	/s/ PETER M. KERN
	Name:	Peter M. Kern
	Title:	Managing Partner

INTERMEDIA PARTNERS VII, L.P.

By: InterMedia Partners, L.P.
General Partner

By:	/s/ PETER M. KERN
	Name:	Peter M. Kern
	Title:	Managing Partner

INTERMEDIA PARTNERS, L.P.

By:	/s/ PETER M. KERN
	Name:	Peter M. Kern
	Title:	Managing Partner

LEO HINDERY, JR.

By:	/s/ LEO HINDERY, JR.
	Name:	Leo Hindery, Jr.

PETER M. KERN

By:	/s/ PETER M. KERN
	Name:	Peter M. Kern